UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-16095
AETNA INC.
(Exact name of registrant as specified in its charter)
151 Farmington Avenue Hartford, Connecticut 06156 (860) 273-0123
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares, $0.01 par value
2.2% Senior Notes due March 2019
4.125% Senior Notes due June 2021
2.75% Senior Notes due November 2022
2.8% Senior Notes due June 2023
3.5% Senior Notes due November 2024
6.625% Senior Notes due June 2036
6.75% Senior Notes due December 2037
4.5% Senior Notes due May 2042
4.125% Senior Notes due November 2042
4.75% Senior Notes due March 2044
3.875% Senior Notes due August 2047

(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Shares, $0.01 par value - 1 holder
2.2% Senior Notes due March 2019 - 65 holders
4.125% Senior Notes due June 2021 - 60 holders
2.75% Senior Notes due November 2022 - 95 holders
2.8% Senior Notes due June 2023 - 90 holders
3.5% Senior Notes due November 2024 - 85 holders
6.625% Senior Notes due June 2036 - 55 holders
6.75% Senior Notes due December 2037 - 65 holders
4.5% Senior Notes due May 2042 - 45 holders
4.125% Senior Notes due November 2042 - 45 holders
4.75% Senior Notes due March 2044 - 40 holders
3.875% Senior Notes due August 2047 - 45 holders

Pursuant to the requirements of the Securities Exchange Act of 1934, Aetna Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

AETNA INC.

Date: December 10, 2018	By:	/s/ Heather Dixon
Name: Heather Dixon
Title: Vice President, Controller and Chief Accounting Officer